Exhibit 2

AMENDMENT NO. 1 TO PREFERRED STOCK RIGHTS AGREEMENT

     THIS AMENDMENT NO. 1 TO PREFERRED STOCK RIGHTS AGREEMENT (this “Amendment”), dated as of May 25, 2005, is between Energy West, Incorporated, a Montana public utility (the “Company”), and Computershare Trust Company, Inc., as rights agent (the “Rights Agent”).

     WHEREAS, the Company and the Rights Agent are parties to a Preferred Stock Rights Agreement, dated as of June 3, 2004 (the “Rights Agreement”); and

     WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company and the Rights Agent desire to amend the Rights Agreement as set forth below;

     NOW, THEREFORE, the Rights Agreement is hereby amended as follows:

1.	Amendment of Section 1(a).

          Section 1(a) of the Rights Agreement is amended by (A) deleting the word “and” immediately preceding clause (iii) of the second sentence thereof; (B) replacing the period at the end of clause (iii) of the second sentence thereof with a semicolon; and (C) adding a new clause (iv) to the end of the second sentence thereof as follows:

“and (iv) if, and for so long as, Richard M. Osborne, together with any of his Affiliates and Associates, shall be the Beneficial Owner of 15% or more, but not more than 20.8%, of the outstanding Common Shares, then such Persons shall not be or become an “Acquiring Person,” as defined pursuant to the foregoing provisions of this paragraph (a), provided, however, that the foregoing exemption shall cease to apply to such Persons at such time when such Person, together with any of his Affiliates and Associates, (A) shall become the Beneficial Owner of less than 15% of the outstanding Common Shares or (B) shall commence or publicly announce the intention to commence a tender or exchange offer the consummation of which would result in such Persons becoming the Beneficial Owner of Common Shares aggregating more than 20.8% of the Common Shares then outstanding.”

2.	Effectiveness.

     This Amendment shall be deemed effective as of May 25, 2005 as if executed by both parties hereto on such date. Except as amended hereby, the Rights Agreement shall remain in full force and effect and shall be otherwise unaffected hereby.

3.	Miscellaneous.

     This Amendment shall be deemed to be a contract made under the laws of the State of Montana and for all purposes shall be governed by and construed in accordance with the laws of such state applicable to contracts to be made and performed entirely within such state. This Amendment may be executed in any number of counterparts, each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, illegal, or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

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     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date set forth above.

ENERGY WEST, INCORPORATED

By:	/s/ David A. Cerotzke

Name: David A. Cerotzke
Title: President and Chief Executive Officer

COMPUTERSHARE TRUST COMPANY, INC.

By:	/s/ Kellie Gwinn

Name: Kellie Gwinn
Title: Vice President

By:	/s/ Zachary DeLisa

Name: Zachary DeLisa
Title: Operations Manager & Trust Officer

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